UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2*

Taleo Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
87424N104
(CUSIP Number)
April 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87424N104	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Charles Sirois

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canadian Citizen

	5.	SOLE VOTING POWER

NUMBER OF		1,293,225

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,293,225

WITH	8.	SHARED DISPOSITIVE POWER

		- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,293,225

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.96%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	87424N104	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Placements Charles Sirois Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Quebec

	5.	SOLE VOTING POWER

NUMBER OF		1,041,854

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,041,854

WITH	8.	SHARED DISPOSITIVE POWER

		- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,041,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	87424N104	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Telemex Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Quebec

	5.	SOLE VOTING POWER

NUMBER OF		1,041,854

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,041,854

WITH	8.	SHARED DISPOSITIVE POWER

		- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,041,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	87424N104	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Telesystem Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Quebec

	5.	SOLE VOTING POWER

NUMBER OF		1,041,854

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,041,854

WITH	8.	SHARED DISPOSITIVE POWER

		- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,041,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	87424N104	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Telesystem Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Quebec

	5.	SOLE VOTING POWER

NUMBER OF		1,041,854

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,041,854

WITH	8.	SHARED DISPOSITIVE POWER

		- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,041,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	87424N104	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Telesystem Special Fund I L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Quebec

	5.	SOLE VOTING POWER

NUMBER OF		1,041,854

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,041,854

WITH	8.	SHARED DISPOSITIVE POWER

		- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,041,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 8 of 13 Pages
Item 1.
(a)	Name of Issuer Taleo Corporation (“Taleo”)

(b)	Address of Issuer’s Principal Executive Offices 4140 Dublin Boulevard Suite 400 Dublin, California 94568
Item 2.
(a)	Name of Person Filing
This Schedule 13G is being filed on behalf of Mr. Charles Sirois, Placements Charles Sirois Inc., Telemex Inc., Telesystem Investments Inc., Telesystem Ltd. and Telesystem Special Fund I L.P. (collectively, the “Filing Parties”).
The Filing Parties have entered into a Joint Filing Agreement, dated January 31, 2007, a copy of which is filed with this Schedule 13G as Exhibit B, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.
(b)	Address of Principal Business Office or, if none, Residence
The address for each of the filing parties is 1250 René-Lévesque Blvd. West, Suite 3800, Montreal, Quebec H3B 4W8 Canada.
(c)	Citizenship
Mr. Sirois is a citizen of Canada. All of the other Filing Parties are organized under the laws of the Province of Quebec, Canada.
(d)	Title of Class of Securities Class A Common Stock.
(e)	CUSIP Number 87424N104
Item 3. If this statement is filed pursuant to 17 C.F.R. §240.13d-1(b) or 17 C.F.R. §240.13d-2(b) or (c), check 3. whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. § 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. § 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. § 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. § 80a-8).

(e)	☐ An investment adviser in accordance with 17 C.F.R. §240.13d-1(b)(1)(ii)(E);

Page 9 of 13 Pages
(f)	☐ An employee benefit plan or endowment fund in accordance with 17 C.F.R. §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with 17 C.F.R. § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1813);

(i)	☐ A church that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with 17 C.F.R. §240.13d-1(b)(1)(ii)(J).
Not Applicable
Item 4. Ownership.
Reference is made to Items 5 — 11 on pages 2 to 7 of this Amendment No.4.
As the controlling shareholder of Placements Charles Sirois Inc., Mr. Charles Sirois is deemed to beneficially own the shares of Class A Common Stock of Taleo (“Class A Common Stock”) deemed to be beneficially owned by Placements Charles Sirois Inc. because he has the sole power to vote or to direct the voting of these shares and he has the sole power to dispose or to direct the disposition of these shares. In addition, through another wholly-owned subsidiary, Mr. Charles Sirois is deemed to beneficially own 251,371 shares of Class A Common Stock as a result of such subsidiary’s ownership of 80,000 shares of Class A Common Stock and 1,028,227 shares of Exchangeable Preferred Class A Stock of 9090-5415 Quebec Inc., which are exchangeable at any time into 171,371 shares of Class A Common Stock at such subsidiary’s request.
As the controlling shareholder of Telemex Inc., Placements Charles Sirois Inc. is deemed to beneficially own the shares of Class A Common Stock deemed to be beneficially owned by Telemex Inc. because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares.
As the controlling shareholder of Telesystem Investments Inc., Telemex Inc. is deemed to beneficially own the shares of Class A Common Stock deemed to be beneficially owned by Telesystem Investments Inc. because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares.
As the controlling shareholder of Telesystem Ltd, Telesystem Investments Inc. is deemed to beneficially own the shares of Class A Common Stock deemed to be beneficially owned by Telesystem Ltd. because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares.
As the General Partner of Telesystem Special Fund I L.P., Telesystem Ltd is deemed to beneficially own the shares of Class A Common Stock deemed to be owned by Telesystem Special Fund I L.P. because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares.
Telesystem Special Fund I L.P. owns these 1,041,854 shares of Class A Common Stock directly.
Each of Telesystem Special Fund I L.P., Telesystem Ltd., Telesystem Investments Inc., Telemex, Inc., Placements Charles Sirois and Mr. Charles Sirois disclaim beneficial ownership in such securities except to the extent of their pecuniary interest therein.
Item 5. Ownership of Five Percent or Less of a Class
          Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Reference is made to Item 4 of this Amendment No.4.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable
Item 8. Identification and Classification of Members of the Group
     Not Applicable.

Page 10 of 13 Pages
Item 9. Notice of Dissolution of Group
     Not Applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 13 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2008	Charles Sirois
	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: June 10, 2008	Placements Charles Sirois Inc.
	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: June 10, 2008	Telemex Inc.
	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: June 10, 2008	Telesystem Investments Inc.
	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Page 12 of 13 Pages

Date: June 10, 2008	Telesystem Ltd.
	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: June 10, 2008	Telesystem Special Fund I L.P .
	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Page 13 of 13 Pages
Exhibits

Exhibit A	Statement Appointing Designated Filer and Authorized Signer (incorporated by reference to Exhibit 24 to the Form 3 filed by Charles Sirois and certain of the other Filing Persons with regard to Taleo on August 25, 2005).

Exhibit B	Agreement Regarding the Joint Filing of Schedule 13G (attached to Amendment No. 1 to the Schedule 13G filed on February 1, 2007).